Exhibit (c)

January 18, 2023

Thank you for your support of KKR Real Estate Select Trust Inc. (“KREST” or the “Fund”) and for entrusting us with your clients’ capital.

KREST seeks to provide investors with access to the potential benefits of income-oriented real estate equity and credit in a single fund. As market conditions have evolved and continue to evolve, we remain focused on optimizing the Fund’s portfolio across high-quality, income-oriented real estate equity and credit exposures to seek to deliver upon our objectives and provide investors with a resilient and attractive yield and total return and a level of downside protection across a wide range of market environments.

Amid an uncertain market environment, KREST delivered an 8.32% net total return for 2022 (Class I) while generating an annualized net distribution rate of 5.13% as of December 31, 2022.1

Within KREST, we are balancing providing access to private real estate, which is an illiquid asset class, with the recognition and understanding that the optionality for a level of regular liquidity is an important feature for KREST shareholders.

To facilitate a level of liquidity and as described in the Fund’s prospectus and offer to repurchase, KREST has historically conducted, and intends to continue, quarterly tender offers to repurchase up to 5% of net asset value (“NAV”) of the Fund’s outstanding Common Stock, with such tender offers being made at the sole discretion of KREST’s Board of Directors. KREST’s liquidity provisions are designed both to prevent a liquidity mismatch and to maximize long-term shareholder value.

For the Fund’s Q1 2023 tender offer period ending January 13, 2023, KREST received repurchase requests of $128 million, or 8.1%, of the Fund’s aggregate NAV as of December 1, 2022. While this is elevated relative to prior tender offer periods, KREST has continued to benefit from strong fundraising momentum, with $946.5 million of subscriptions in 2022, including $141.7 million during the 4th quarter.2

This quarter, KREST repurchased Common Stock equating to 5% of NAV, or $79.3 million. Accordingly, redemption requests were fulfilled at a prorated amount equal to 62% of each shareholder’s Q1 2023 tender request.

Unfulfilled tender requests will not be carried over to the next quarter automatically. Investors will need to resubmit any unsatisfied portion of their Q1 2023 tender request for repurchase in the future.

We believe that KREST has a strong liquidity position, with liquid holdings representing 36% of NAV as of December 31, 2022 across assets such as cash, cash-equivalents and liquid securities, as well as committed and unfunded credit facility capacity. We believe that maintaining a robust liquidity position is a critical component of optimal portfolio construction, particularly in more uncertain market environments such as today’s. We expect that our robust, multifaceted approach to liquidity should continue to allow KREST to repurchase Common Stock equating to 5% of NAV during quarterly tender offer periods without any negative impact to portfolio construction, such as being required to exit real estate equity or credit positions at suboptimal or inopportune times.

We believe KREST is well-positioned for today’s market environment as we seek to continue to deliver upon our objectives for your clients.

Should you have any questions, please reach out to your KKR Relationship Manager or contact us at KKRPWPInvestorServices@kkr.com. Thank you again for your partnership with us on KREST, and please let us know if there is anything that would be helpful to you as you support your clients.

Sincerely,

Billy Butcher, CEO of KKR Real Estate Select Trust

NOTES

All figures are approximate and as of December 31, 2022, unless otherwise indicated. The terms “we”, “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and annual report for the most recent fiscal year, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1. The Fund employs leverage, which increases the volatility of investment returns and subjects the Fund to magnified losses if investments decline in value. Diversification does not assure a profit or protect against loss in a declining market. The Fund is classified as “non-diversified” under the Investment Company Act of 1940, and is not intended to be a complete investment program. Past performance does not guarantee future results. There can be no guarantee that current trends will continue. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when repurchased, may be worth more or less than their original cost and current performance may be lower or higher than the performance data quoted. Class I performance information is presented above; please refer to www.krest.reit/performance for additional performance information, including performance details for Class U, Class S and Class D shares

Annualized ITD Net Return: Performance since inception through date indicated. Class I inception date is July 2, 2020; Class U inception date is June 30, 2021; Class D inception date is March 4, 2022; Class S inception date is September 9, 2022. ITD performance number is annualized if time period is longer than one year. Reflects the percentage change in NAV per share plus the applicable distributions per share for the applicable period. Assumes the reinvestment of distributions pursuant to the Fund’s distribution reinvestment plan. Past performance is historical and not a guarantee of future results.

Net Distribution Rate: Reflects the annualized monthly dividend for December 2022 divided by the month-end NAV for Class I shares. KREST intends to make distributions necessary to maintain its qualification as a real estate investment trust. However, there is no assurance that we will pay distributions in any particular amount, if at all. Any distributions we make will be at the discretion of our board of directors. KREST may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds. Stockholders will be informed of the tax characteristics of any distributions after the close of KREST’s fiscal year.

2. Includes DRIP.